Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2008	2007		2006		2005	2004

Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and minority interest	$(443)	$(45)		$(4)		$159	$172
Plus: fixed charges	344	492		477		360	262

Earnings available to cover fixed charges	$(99)	$447		$473		$519	$434

Fixed charges(1):
Interest expense, including amortization of deferred financing costs	$333	$480		$465		$348	$250
Interest portion of rental payment	11	12		12		12	12

Total fixed charges	$344	$492		$477		$360	$262

Ratio of earnings to fixed charges	— (2)	0.91x	(2)	0.99x	(2)	1.44x	1.66x

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	Earnings were deficient to cover fixed charges by $443 million, $45 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Loss from continuing operations before income taxes and minority interest was negatively impacted by Valuation adjustments related to mortgage servicing rights, net of $733 million, $413 million and $479 million for the years ended December 31, 2008, 2007 and 2006, respectively.

205